May 3, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Megan Akst

RE:Eaton Corporation plc
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-54863

Dear Ms. Akst:

Set forth below are the responses of Eaton Corporation plc (the “Company”) to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Technology, of the U.S. Securities and Exchange Commission (the “Commission”), dated April 8, 2024, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 29, 2024. Please note that for the Staff’s convenience, the Company has recited the Staff’s comments and provided the Company’s response to such comments immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations General, page 77

1.We note that you include various measures, such as 12-month rolling average of orders and backlog on an individual segment basis, in your Form 8-K earnings releases and investor presentations. Please tell us how management uses these measures in managing or monitoring your business and explain why you do [sic] present such measures in your Form 10-Q and Form 10-K filings, or revise as necessary. Refer to SEC Release No. 33-10751.

Response:The Company respectfully acknowledges the Staff’s comment. For our Electrical Americas, Electrical Global and Aerospace business segments, management uses percentage change in orders on a 12-month rolling average, backlog and the percentage change in backlog, and orders-to-sales ratio (book-to-bill ratio) on a 12-month rolling average as indicators of ongoing demand for the Company’s products and services and future revenue expectations. Management believes these measures are useful to investors for the same reasons. Going forward, when these measures are included in the Company’s earnings releases, the Company will also present these measures in the relevant Form 10-Q and Form 10-K filing.

Business Segment Results of Operations, page 83

2.You refer to various factors that impacted your segment operating margins, however, you do not quantify the impact of these factors. For example, you state the increase in operating margin for the Electrical Americas segment was due to higher sales volume and net price realization, which was partially offset by higher costs to support growth initiatives, and higher gains from the sale of non-production facilities in 2022. Where a material change is due to two or more factors, including any offsetting factors, please revise throughout your results of operations to include a quantified discussion of each material factor impacting such change, and avoid using terms such as “primarily” in favor of specific quantification. Refer to Item 303(b) of Regulation S-K.

Response:The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future Form 10-Q and Form 10-K filings where the Company describes two or more factors, including offsetting factors, that contributed to a material change in segment operating margins between periods in our results of operations, the Company will quantify, where possible, the extent to which each change contributed to the overall change in that segment margin. The Company will refrain from using relative terms where specific quantitative impacts are known and material. Set forth below is an illustrative example of the disclosure enhancements to the Company’s Management’s Discussion and Analysis in the Company’s Form 10-K for the fiscal year ended December 31, 2023, separately addressing and quantifying each factor identified on pages 83 and 84 that has a material impact to the respective change in segment operating margins between periods in our results of operations (changes that are in response to the Staff’s comments are marked).

“Electrical Americas
The operating margin increased from 22.5% in 2022 to 26.5% in 2023 ~~primarily~~ due to a 970 basis points increase from higher sales ~~volumes and net price realization~~, partially offset by a 210 basis points decline from higher costs to support growth initiatives, a 170 basis points decline from commodity and wage inflation, and a 70 basis points decline from higher gains from the sale of non-production facilities in 2022.”

“Aerospace
The operating margin decreased from 23.2% in 2022 to 22.9% in 2023 ~~primarily~~ due to a 340 basis points decline from commodity and wage inflation, a 100 basis points decline from unfavorable product mix, and a 90 basis points decline from higher costs to support growth initiatives, partially offset by a 490 basis points increase from higher sales ~~volumes including inflationary pricing recovery~~.”

Form 8-K furnished on February 1, 2024
Exhibit 99.1, page 1

3.When providing a discussion and analysis of a non-GAAP measure, please ensure such disclosure is accompanied by a similar discussion and analysis of the corresponding GAAP measure with equal or greater prominence. For example, you disclose the percentage changes in adjusted earnings per share without providing similar information for the corresponding GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.

Response:The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future filings, including the Company’s earnings releases, the Company will include the most comparable GAAP measures with equal or greater prominence in each instance where a non-GAAP measure is disclosed. The Company notes that all non-GAAP measures contained in its Form 8-K furnished on April 30, 2024 are accompanied by a similar discussion and analysis of the corresponding GAAP measure with equal or greater prominence.

* * * *

If you should have any questions concerning the foregoing matters, please contact the undersigned at olivierleonetti@eaton.com or lizbethlwright@eaton.com (216) 571-7218.

Very truly yours,

/s/ Olivier Leonetti

Olivier Leonetti
Principal Financial Officer
Eaton Corporation plc

4